Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

VIA EDGAR

September 2, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re: Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-35134

Dear Mr. French:

On Monday, August 25, 2014, and again on August 26, 2014, the SEC provided verbal comments with respect to Level 3 Communications, Inc.'s supplemental response dated August 22, 2014 in relation to the Company’s Form 10-K for the year ended December 31, 2013. For your convenience, we have included a summary of the Staff's comment in italics below and have provided our response as well. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise.

Critical Accounting Policies and Estimates, page 73

1.
Please provide supplementally, an analysis supporting the nature of items included in Selling, General and Administrative expenses and Cost of Revenue, including the Company’s analysis of the relevant GAAP considered in its presentation. Please consider the speech delivered by Scott A. Taub, on December 1, 2000 as part of the Twenty-Eighth Annual AICPA National Conference on Current SEC Developments.

Response:

Cost of Revenue

In order to provide context to the supplemental analysis, Level 3 will first outline the basis for its policies and disclosures. This analysis presents how the Company distinguishes between ongoing infrastructure costs that are incurred each period regardless of revenue (period costs) and direct costs that are in support of revenue in the presentation of its Statement of Operations. The Company has consistently disclosed in the footnotes to its financial statements that the composition of its Cost of Revenue includes leased capacity, right-of-way costs, network access charges, satellite transponder lease costs and other third-party costs directly attributable to connecting customers to its network, but excludes depreciation and amortization, and any related impairment expenses. Level 3 recognizes the importance of the presentation in the Statement of Operations, and previously clarified for the Staff that reporting network access costs in Cost of Revenue represented a measure of the efficiency of the Level 3 network considering the significant amount of capital expenditures the Company has incurred to build both intercity or long-haul and metropolitan networks to reduce its reliance on third parties to complete connections to its customers both from a cost and customer experience perspective.

To further expand on the nature of its Cost of Revenue1, the Company notes that it provisions services on its network as a provider of integrated communication services. Level 3 owns or leases a substantial portion of the property, plant and equipment necessary to provide its services, and its revenue is obtained from the sale of such services. By way of analogy, the Company’s network is similar to a highway constructed throughout the country, with routes connecting cities as well as routes within certain metro areas that extend directly to certain buildings where its customers are located. As it would be cost-prohibitive to extend routes it has built from its “highway” directly to every building in a particular city, the Company has to pay a “toll” or access cost to use the roads built by its competitors to reach its customers that are located in buildings the Company does not have on its owned or controlled routes. It is important to note that in providing its communication services to its customers, Level 3’s Cost of Revenue

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1 The Company previously operated in two reporting segments - Communications Services and Coal Mining. The Coal Mining segment was extinguished with the sale of the Company’s coal mining operations in November 2011. All references in this supplemental response refer to the Company’s Communications Services segment for those periods that included the Coal Mining segment.

differs from a manufacturing company since Level 3 has incurred over $17 billion of capital expenditures that have been invested in the underlying network infrastructure required to construct the highway and related roads over a long period of time rather than on a recurring basis to bring a ‘widget’ in a manufacturing company to its final condition and location for sale. The Company’s network access costs and network related costs are not the most significant costs of providing services to its customers given its expenditures on its network infrastructure. Therefore, the Company’s Cost of Revenue arising from the services provisioned on its infrastructure is unique to the Communications industry and requires more judgment in determining the incremental component costs over the capital infrastructure that should be included in Cost of Revenue when compared to a manufacturing-based registrant. A manufacturing-based registrant obtains its revenue from the sale of goods or services it produces directly from raw materials and labor, and as contemplated in ASC 330-50-05-2 “[n]ormally such revenues arise in a continuous repetitive process or cycle of operations in which goods are acquired, created, and sold, and further goods are acquired for additional sales”.

Treatment of Network Related Expenses

Facilities, operations, maintenance and utilities expenses are all costs incurred to keep the network infrastructure running, and cannot be eliminated in the near term. These are all period costs that are incurred regardless of the amount of revenue, and therefore are included in Selling, General and Administrative expenses. Thus, the Company’s presentation of Cost of Revenue reflects the direct charges or costs incurred in support of the services provided, rather than all additional network related costs that would also include centralized service delivery and management, global network services and other costs described in more detail below. Level 3 captures time attributable to customer installation activities that are directly in support of revenue generation, and the related costs are capitalized and depreciated as part of its Depreciation and Amortization within its Statement of Operations. Other network related costs have been grouped together within Selling, General and Administrative expenses as they are provided by non-dedicated employees within the organization, that is, the employees’ activities are not dedicated to the provision of customer revenue. By way of example, the Company’s Operations team includes functions related to service installation/delivery and service management/repair, as well as global network services. Responsibilities of these employees include installing services, but also include disconnecting services from customers who have disconnected or terminated the service, ongoing maintenance of the network, and route optimization activities associated with the network that benefit existing and future customers. As such, these functions and activities are not segregated in direct support of revenue generating activities, in a way that is similar to other centralized functions such as corporate marketing, information technology, and other corporate functions including legal, finance, strategy and human resources. Accordingly, these costs have been classified and disclosed within the Company’s policies described in Management’s Discussion & Analysis as a component of the Company’s Selling, General and Administrative expenses. Similarly, network facility rent, utilities and maintenance costs include costs such as colocation and network space rent that are not included as Costs of Revenue as they are part of the underlying infrastructure costs that are not dependent on revenue generation or a continuous process or cycle to acquire future sales (as contemplated by ASC 330-50-05-2). The same is true for the utilities and maintenance costs that are part of Selling, General and Administrative costs as they are period costs that are part of the centralized costs of operating the Company’s ongoing infrastructure supported by Operations team employees within the organization.

Scott A. Taub 2000 Speech

In the speech delivered by Scott A. Taub, on December 1, 2000 as part of the Twenty-Eighth Annual AICPA National Conference on Current SEC Developments, he states:

“… the staff often asks registrants what costs are included in cost of sales. This question arises due to diversity in practice regarding whether or not certain costs, such as occupancy costs for retail stores, are classified as cost of sales. While we have not objected to this diversity, the staff is concerned with ensuring that disclosures are sufficient to allow investors to understand which costs are in which captions.”

As Level 3 has observed in its earlier supplemental response dated August 22, 2014, there is diversity in practice within the Communications industry with respect to the classification of costs within Cost of Revenue. Management was aware of the guidance provided by the Staff noted in Mr. Taub’s December 2000 speech and believes it followed such guidance by consistently providing transparent reporting in the footnotes to its financial statements as well as within Management’s Discussion and Analysis that the composition of its Cost of Revenue includes network access costs and other third-party costs directly attributable to customers accessing its network and further reporting that the composition of its Selling, General and Administrative costs included salary and related costs, as well as other network related expenses such as facility rent, utilities and maintenance. In addition, in its footnote disclosure, the Company has provided the specific component costs included in Cost of Revenue, which did not include any salary, wages or other employee compensation-related costs. Therefore, the Company believes that its presentation and disclosures have been sufficient to allow investors to understand the nature and amount of costs incurred in our operations. The Company is not aware of any additional accounting guidance issued subsequent to Mr. Taub’s speech which would provide greater clarity as to the composition of either Cost of Revenue or Selling, General and Administrative expenses within the Statement of Operations, either in the Accounting Standards Codification or other interpretive guidance from any authoritative source (SEC Regulations, AICPA, FASB, etc.).

In response to the Staff’s request for specific examples of industry diversity observed subsequent to the 2000 speech given by Mr. Taub, the Company noted that certain current registrants such as Zayo Group Holdings and Frontier Communications Corporation appear to follow comparable practices based on public disclosures with transparent disclosure of a similar composition of operating expenses and general and administrative expenses including salaries and network operating expenses, and certain former registrants such as Broadwing Corporation that Level 3 acquired in early 2007 as well as WilTel Communications Group that it acquired in late 2005 also reported Cost of Revenue consistent with Level 3 prior to their acquisition. The significance of such disclosures within the industry continues to be relevant given the nature of costs that are considered to be in support of ongoing revenue-generating activities for infrastructure based communication services, and the related disclosure to provide transparency sufficient to allow investors to understand what is included in such captions.

Recognizing that other registrants may follow divergent practices regarding the nature of costs included to support revenue, we appreciate the Staff’s observations that highlight that a reader could have a different understanding of the composition of these line item disclosures in the Statement of Operations despite the Company’s consistent and transparent disclosure of the nature of costs included in these captions. Accordingly, Level 3 has provided a proposal to further enhance, in its future filings beginning with its Form 10-K for the year ended 2014, its presentation within the Statement of Operations and related disclosures as part of its August 22, 2014 response to the Staff.

Additional Support for Historical Presentation

In support of its historical reporting, the Company noted a lack of direct technical guidance regarding the composition of Cost of Revenue or Selling, General and Administrative expenses but did consider the accounting guidance in the codification of ASC 705 Cost of Sales and Services as well as the general principles that costs in support of revenue should be used to measure the services provided that clearly relate to its production while general and administrative expenses should be expensed as period costs. Level 3 does not believe that industry practice is an acceptable alternative to GAAP requirements, but rather observes that as noted by the Staff in Mr. Taub’s December 2000 speech, diversity in practice regarding the composition of cost of sales based on the nature of costs and actions that are in support of revenue generating activities must be balanced with disclosures that are sufficient to allow investors to understand which costs are in which captions. As such, the Company has focused on and followed a principles-based approach with respect to the requirements given the lack of direct applicability, such as the intent to support the ultimate use in the production of a product, or in providing a service, to distinguish between other period costs and cost of revenue as appropriate. Mr. Taub also addressed other improvements registrants could consider in their financial reporting to communicate better with investors as part of his speech at the 2004 AICPA National Conference on Current SEC and PCOAB Developments, citing other footnote disclosures of the nature of costs (salaries, material purchases, depreciation, rent, etc.) as useful additions to the information provided by function (cost of sales, selling expenses, etc.), which Level 3 Management can continue to enhance in its future filings.

In review of the basis for conclusions in accounting literature or in various speeches delivered by the Staff, the focus on the function of the item is consistently cited in examples of whether a charge or expense constitutes part of an entity’s ongoing central operations for a revenue generating activity of the company, which should be classified as costs of revenue to comply with the requirements of Rule 5-03 of Regulation S-X and SAB Topic 11.B. Rule 5-03 defines Cost of Revenues as the amounts of costs or operating expenses applicable to tangible goods or services sold, with other material amounts not described explicitly to be included in either 5.03(b)3 Other operating costs and expenses or 5.03(b)4 Selling, General and Administrative expenses. The Company notes that neither Other operating costs and expenses nor Selling, General and Administrative expenses are defined in Rule 5-03. SAB Topic 11.B addresses depreciation which if excluded from Cost of Sales should be disclosed, consistent with the Company’s current presentation. In Mr. Taub’s 2000 speech, he continues to state that,

“the staff does believe that cost of sales should include, at a minimum, all inventory costs. Accounting Research Bulletin No. 43 sets forth that, "[a]s applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.”

As noted above, the costs of revenue associated with the services provisioned on the Company’s network considers all of the costs or charges directly supporting revenue generation. Other network related expenses that are part of the centralized costs that are in support of the ongoing network infrastructure attributable to the wireline Communications industry require more judgment than a manufacturing-based registrant that obtains revenue from the sale of goods or services in the production of inventory. Therefore, as the Company does not believe that ASC 330 (which codified ARB 43) is applicable to its operations, it has followed the principles-based approach described above when considering its disclosure and, consistent with the overall objective of MD&A to enhance a readers’ understanding of its results of operations, the Company has provided its presentation and disclosure to allow an investor to understand how management views its operations.

The composition of Cost of Revenue to include network access costs and other third-party costs directly attributable to the provision of services to customers is consistent with how Level 3 manages its business as it is primarily these direct and variable costs that support the Company’s ability to deliver services as the Company’s ongoing revenue generating activity. Selling, General and Administrative expenses are more fixed in nature and managed separately as a function that supports the infrastructure underlying Level 3’s operations, which includes all of its salary and related expenses.

Level 3 does not believe that it has inappropriately applied GAAP in its reporting of either Costs of Revenue or Selling, General and Administrative costs. The Company recognizes that, as an infrastructure based provider of communication services, there may be alternative presentations that are reasonable to consider in its desire to provide transparency to its investors and other users of its financial statements. However, the Company also notes that the investment analysts that cover Level 3 provide consensus expectations on Level 3’s Adjusted EBITDA and Free Cash Flow and not on Gross Margin. Therefore, the proposed enhancements to further disaggregate Selling, General and Administrative expenses in future filings into another line for Network Related Expenses within its Statement of Operations, along with the related disclosures noted in its periodic reports would not alter any measure of profitability or consensus expectations used by investors in the Company’s securities. In addition, this disaggregation would not change segment disclosures, nor affect compliance with regulatory requirements, debt agreement covenants or any element of management compensation and it does not involve any concealment of an unlawful transaction.

Further, while the Company does disclose Gross Margin as part of its Non-GAAP disclosures in its earnings release, it does so with the same transparent disclosure of its definition of Cost of Revenue and specifically notes within the definition of Gross Margin that, “Management believes that gross margin is a relevant metric to provide to investors, as it is a metric that management uses to measure the margin available to the company after it pays third party network services costs; in essence, a measure of the efficiency of the company’s network.” [Emphasis added]

Level 3 acknowledges the Staff’s observation that Gross Margin is included in Footnote 19 to its 2013 Form 10-K, which was provided in accordance with Item 302 of Regulation S-K. As noted in SAB Topic 6.G.1.a(3)., such disclosure is required to be made on the same basis as the costs and expenses associated directly with or allocated to products sold or services rendered. Therefore, the Company’s presentation is consistent with the principle it had applied to its disclosure as costs included in Costs of Revenue are associated directly with services rendered. In future filings, the Company would propose that it modify its Item 302 disclosure to exclude Gross Margin and to be consistent with the revised captions from its Statement of Operations within the proposal included in its August 22, 2014 response. The Company notes the absence of any other disclosures of Gross Margin in its periodic reports, unless otherwise required directly by the SEC Rules and Regulations.

Summary

In summary, the Company has provided the supplemental analysis requested by the Staff above to demonstrate how it determined the components of its Costs of Revenue and its Selling, General and Administrative expenses in accordance with the accounting standards. The Company does not believe the reference to ASC 330 cited in Mr. Taub’s 2000 speech is applicable to the infrastructure-based wireline telecommunications services that are provisioned by Level 3 on its network; ASC 330 refers to a manufacturing based registrant obtaining revenue from the sale of goods it produces. Therefore, the Company believes that the proposal to modify the disclosure for its centralized Operations team in future filings represents a reasonable approach to meet the requirements of the Staff for additional transparency consistent with Mr. Taub’s 2000 speech, while also continuing to provide investors with the historical reporting of the Cost of Revenue directly in support of revenue-generating activities as used by Level 3 to evaluate the drivers of the Company’s costs and the efficiency of its network. Accordingly, the Company provided Management’s view on the basis of the principles-based approach it has followed in preparing its financial statements which it believes is in accordance with GAAP. Further, Level 3 would also propose it change the caption of its Cost of Revenue to Network Access Expenses as part of its revisions to the presentation within the Statement of Operations in future filings.

The Company has reviewed its position outlined in this supplemental response with Carmen Bailey with the Department of Professional Practice of its external auditors, KPMG as well as Mike Kelley, the Engagement Partner with KPMG, and they concur with the response included herein. The Company respectfully acknowledges that the Staff has expressed a preference for a different view of the component line items within the Statement of Operations, and would propose to provide the alternative presentation and related disclosures in future filings consistent with Response #3 contained in the Company’s August 22, 2014 response to the Staff.

*    *    *

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact the undersigned at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer

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